UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ImmunityBio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45256X103

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a copy to:

Martin J. Waters

Thomas E. Hornish

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 45256X103

(1)	NAMES OF REPORTING PERSONS Cambridge Equities, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 261,705,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 261,705,814 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,705,814 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

This percentage is calculated based upon (x) 261,705,814 shares of the Issuer’s Common Stock (as defined below) beneficially owned by the Cambridge Equities, LP (“Cambridge Equities”), divided by (y) 435,984,529 shares of the Issuer’s Common Stock outstanding, as of May 12, 2023, as provided by the Issuer.

13D

CUSIP No. 45256X103

(1)	NAMES OF REPORTING PERSONS MP 13 Ventures, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 261,705,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 261,705,814 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,705,814 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) 261,705,814 shares of the Issuer’s Common Stock held by Cambridge Equities, divided by (y) 435,984,529 shares of the Issuer’s Common Stock outstanding, as of May 12, 2023, as provided by the Issuer. MP 13 Ventures, LLC (“MP 13 Ventures”) may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities.

13D

CUSIP No. 45256X103

(1)	NAMES OF REPORTING PERSONS NantWorks, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 36,389,254 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 36,389,254 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,389,254 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) the sum of (i) 9,986,920 shares of the Issuer’s Common Stock held by NantWorks, LLC (“NantWorks”); (ii) 8,383,414 shares of the Issuer’s Common Stock held by NantBio, Inc. (“NantBio”); (iii) 10,716,386 shares of the Issuer’s Common Stock that NantMobile, LLC (“NantMobile”) has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note; and (iv) 7,302,534 shares of the Issuer’s Common Stock that NantCancerStemCell, LLC (“NantCancerStemCell”) has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note divided by (y) the sum of (i) 435,984,529 shares of the Issuer’s Common Stock outstanding, as of May 12, 2023, as provided by the Issuer; (ii) 10,716,386 shares of the Issuer’s Common Stock that NantMobile has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note; and (iii) 7,302,534 shares of the Issuer’s Common Stock that NantCancerStemCell has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note. NantBio, NantMobile and NantCancerStemCell are majority-owned subsidiaries of NantWorks and NantWorks shares voting and dispositive power over the shares beneficially owned by NantBio, NantMobile and NantCancerStemCell. NantWorks disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by NantBio, NantMobile and NantCancerStemCell except to the extent of their pecuniary interest.

13D

CUSIP No. 45256X103

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 42,424,780 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 42,424,780 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,424,780 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) the sum of (i) 100,000 shares of the Issuer’s Common Stock held by Nant Capital, LLC (“Nant Capital”); and (ii) 42,324,780 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of certain promissory notes divided by (y) the sum of (i) 435,984,529 shares of the Issuer’s Common Stock outstanding, as of May 12, 2023, as provided by the Issuer; and (ii) 42,324,780 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of certain promissory notes.

13D

CUSIP No. 45256X103

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 86,790,193 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 86,790,193 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,790,193 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) the sum of (i) 7,976,159 shares of the Issuer’s Common Stock held by California Capital Equity, LLC (“California Capital”); (ii) 9,986,920 shares of the Issuer’s Common Stock held by NantWorks; (iii) 100,000 shares of the Issuer’s Common Stock held by Nant Capital; (iv) 42,324,780 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of certain promissory notes; (v) 8,383,414 shares of the Issuer’s Common Stock held by NantBio, (vi) 10,716,386 shares of the Issuer’s Common Stock that NantMobile has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note; and (vii) 7,302,534 shares of the Issuer’s Common Stock that NantCancerStemCell has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note divided by (y) the sum of (i) 435,984,529 shares of the Issuer’s Common Stock outstanding, as of May 12, 2023, as provided by the Issuer; (ii) 42,324,780 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of certain promissory notes; (iii) 10,716,386 shares of the Issuer’s Common Stock that NantMobile has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note; and (iv) 7,302,534 shares of the Issuer’s Common Stock that NantCancerStemCell has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note. NantWorks and Nant Capital are wholly-owned subsidiaries of California Capital. NantBio, NantMobile, and NantCancerStemCell are majority-owned subsidiaries of NantWorks. California Capital shares voting and dispositive power over the shares beneficially owned by NantWorks, NantBio, NantMobile, NantCancerStemCell, and Nant Capital. California Capital disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by NantWorks, NantBio, NantMobile, NantCancerStemCell, and Nant Capital except to the extent of their pecuniary interest.

13D

CUSIP No. 45256X103

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, AF, OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 30,633,330 (See Item 5)
	(8)	SHARED VOTING POWER 354,114,333 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 30,633,330 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 354,114,333 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,747,663 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.3% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

This percentage is calculated based upon (x) the sum of (i) 29,473,932 shares of the Issuer’s Common Stock held by Dr. Patrick Soon-Shiong; (ii) 1,159,398 shares of the Issuer’s Common Stock that Dr. Soon-Shiong has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the exercise of vested options; (iii) 261,705,814 shares of the Issuer’s Common Stock held by the Cambridge Equities; (iv) 7,976,159 shares of the Issuer’s Common Stock held by California Capital; (v) 9,986,920 shares of the Issuer’s Common Stock held by NantWorks; (vi) 100,000 shares of the Issuer’s Common Stock held by Nant Capital; (vii) 42,324,780 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the issuer within 60 days of May 12, 2023 pursuant to the conversion of certain promissory notes; (viii) 8,383,414 shares of the Issuer’s Common Stock held by NantBio; (ix) 10,716,386 shares of the Issuer’s Common Stock that NantMobile has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note; (x) 7,302,534 shares of the Issuer’s Common Stock that NantCancerStemCell has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note; and (xi) 5,618,326 shares of the Issuer’s Common Stock held by the Chan Soon-Shiong Family Foundation divided by (y) the sum of (i) 435,984,529 shares of the Issuer’s Common Stock outstanding, as of May 12, 2023, as provided by the Issuer; (ii) 1,159,398 shares of the Issuer’s Common Stock that Dr. Soon-Shiong has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the exercise of vested options; (iii) 42,324,780 shares of the Issuer’s Common Stock that Nant Capital has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of certain promissory notes; (iv) 10,716,386 shares of the Issuer’s Common Stock that NantMobile has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note; and (v) 7,302,534 shares of the Issuer’s Common Stock that NantCancerStemCell has the right to acquire from the Issuer within 60 days of May 12, 2023 pursuant to the conversion of a promissory note. Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities, California Capital, NantWorks, NantBio, NantMobile, NantCancerStemCell, Nant Capital, and the Chan Soon-Shiong Family Foundation. Dr. Soon-Shiong disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Cambridge Equities, California Capital, NantWorks, NantBio, NantMobile, NantCancerStemCell, Nant Capital, and the Chan Soon-Shiong Family Foundation except to the extent of his pecuniary interest.

Explanatory Note: This Amendment No. 8 amends and supplements the Schedule 13D (as so amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2015, by the Reporting Persons (as defined below), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of ImmunityBio, Inc. (formerly known as NantKwest, Inc.), a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed with the SEC on October 23, 2015, Amendment No. 2 thereto filed with the SEC on July 11, 2016, Amendment No. 3 thereto filed with the SEC on April 1, 2019, Amendment No. 4 thereto filed with the SEC on June 29, 2020, Amendment No. 5 thereto filed with the SEC on December 21, 2020, Amendment No. 6 thereto filed with the SEC on March 12, 2021 and Amendment No. 7 thereto filed with the SEC on December 7, 2022. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. Among other things, this Amendment No. 8 reflects changes in ownership of the Reporting Persons.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed jointly by:

(i)	Dr. Patrick Soon-Shiong, a natural person and citizen of the United States;

(ii)	Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”);

(iii)	MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”);

(iv)	NantWorks, LLC, a limited liability company organized under the laws of the State of Delaware (“NantWorks”);

(v)	Nant Capital, LLC, a limited liability company organized under the laws of the State of Delaware (“Nant Capital”); and

(vi)	California Capital Equity, LLC, a limited liability company organized under the laws of the State of Delaware (“California Capital”)

The persons and entities listed in items (i) through (vi) above are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b) The address of the principal business and principal office, as applicable, of each of Dr. Patrick Soon-Shiong, Cambridge Equities, MP 13 Ventures, and California Capital is 9922 Jefferson Boulevard, Culver City, California 90232. The address of the principal business and principal office, as applicable, of each of NantWorks, Nant Capital, and Messrs. Kenworthy and Morse is 9920 Jefferson Boulevard, Culver City, California 90232.

(c) The principal business of Cambridge Equities is investment. MP 13 Ventures is the general partner of Cambridge Equities and thus may be deemed to control Cambridge Equities. The principal business of MP 13 Ventures is investment. Dr. Soon-Shiong is the sole member of MP 13 Ventures and thus may be deemed to control MP 13 Ventures and each entity directly or indirectly controlled by MP 13 Ventures (including Cambridge Equities). The principal business of Nant Capital is investment. The principal business of California Capital is investment. California Capital is the sole shareholder of NantWorks and Nant Capital. Dr. Soon-Shiong is the sole member of California Capital and thus may be deemed to control California Capital. Dr. Soon-Shiong is the Executive Chairman and Global Chief Scientific and Medical Officer of the Issuer.

NantWorks is principally engaged in the business of being a holding company for healthcare and technology companies. NantWorks is the majority stockholder of NantBio, NantCancerStemCell, and NantMobile and thus may be deemed to control NantBio, NantCancerStemCell, and NantMobile. NantBio is the majority shareholder of NantCancerStemCell. Dr. Soon-Shiong indirectly beneficially owns all of the equity interests in NantWorks and thus may be deemed to control NantWorks and each entity directly or indirectly controlled by NantWorks (including NantBio, NantCancerStemCell, and NantMobile).

(d) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended by the addition of the following:

On March 31, 2023, the company executed a $30.0 million promissory note with Nant Capital, LLC (Nant Capital), an affiliated entity under common control of our Executive Chairman, Global Chief Scientific and Medical Officer, and principal stockholder. This note bears interest at Term Secured Overnight Financing Rate (SOFR) plus 8.0% per annum. The outstanding principal amount and any accrued and unpaid interest are due on December 31, 2023 or upon the occurrence and continuation of an Event of Default (as defined in the note). The interest on this note will be paid on a quarterly basis beginning on June 30, 2023. The company may prepay the outstanding promissory note, at any time, in whole or in part, without penalty. The noteholder may convert the balance of the convertible promissory note and accrued interest in whole at its option following the Conversion Price Date, which is the trading day prior to the opening of the next open trading window, as determined by the company’s board of directors in accordance with the company’s Insider Trading Policy. The conversion price is equal to the greater of (i) the NASDAQ Official Closing Price and (ii) the consolidated closing bid price of the company’s common stock on the Conversion Price Date. There is no floor on the conversion price for this convertible note, therefore, as of March 31, 2023 we cannot determine the total number of shares issuable upon conversion that may occur in the future. On May 12, 2023, the conversion price of the shares subject to the promissory note became fixed at $2.28 per share.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

(a) and (b) Cambridge Equities beneficially owns 261,705,814 shares of the Issuer’s Common Stock, representing approximately 60.0% of the outstanding Common Stock. MP 13 Ventures may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

NantWorks beneficially owns 9,986,920 shares of the Issuer’s Common Stock. NantWorks is the majority shareholder of NantBio, which beneficially owns 8,383,414 shares of the Issuer’s Common Stock, NantMobile, which has the right to acquire 10,716,386 shares of the Issuer’s Common Stock within 60 days of May 12, 2023 pursuant to the conversion of a promissory note, and NantCancerStemCell, which has the right to acquire 7,302,534 shares of the Issuer’s Common Stock within 60 days of May 12, 2023 pursuant to the conversion of a promissory note, and as a result may be deemed to beneficially own, and share voting power and investment power over, all of the shares of the Issuer’s Common Stock described above as being beneficially owned by NantBio, NantMobile and NantCancerStemCell. As a result, NantWorks may be deemed to beneficially own, in the aggregate, 36,389,254 shares of the Issuer’s Common Stock, representing approximately 8.0% of the outstanding Common Stock of the Issuer.

Nant Capital beneficially owns, in the aggregate, 42,424,780 shares of the Issuer’s Common Stock, consisting of 100,000 shares of the Issuer’s Common Stock directly owned by Nant Capital and 42,324,780 shares of the Issuer’s Common Stock that may be acquired by Nant Capital within 60 days of May 12, 2023 pursuant to the conversion of certain promissory notes, representing approximately 8.9% of the outstanding Common Stock of the Issuer.

California Capital beneficially owns 7,976,159 shares of the Issuer’s Common Stock. California Capital owns a majority of the shares of NantWorks and Nant Capital and may be deemed to beneficially own, and share voting power and investment power over, all of the shares of the Issuer’s Common Stock described above as being beneficially owned by NantWorks, Nant Capital, NantBio, NantMobile and NantCancerStemCell. As a result, California Capital may be deemed to beneficially own, in the aggregate, 86,790,193 shares of the Issuer’s Common Stock, representing approximately 17.5% of the outstanding Common Stock of the Issuer.

Dr. Soon-Shiong beneficially owns 30,633,330 shares of the Issuer’s Common Stock, which consists of 29,473,932 shares of the Issuer’s Common Stock directly owned by Dr. Soon-Shiong and options to purchase a total of 1,159,398 shares of the Issuer’s Common Stock held by Dr. Soon-Shiong that are fully-vested. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 30,633,330 shares of the Issuer’s Common Stock. In addition, Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of the Issuer’s Common Stock described above as being beneficially owned by Cambridge Equities, NantWorks, NantBio, NantMobile, NantCancerStemCell, Nant Capital and California Capital, as well as 5,618,326 shares of the Issuer’s Common Stock held by the Chan Soon-Shiong Family Foundation, an exempt corporation organized under the laws of the State of Delaware, of which Dr. Soon-Shiong is the Chairman. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 384,747,663 shares of the Issuer’s Common Stock, representing approximately 77.3% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 435,984,529 shares of the Issuer’s Common Stock outstanding as of May 12, 2023 as provided by the Issuer, and (ii) in the case of (w) NantWorks, an aggregate of 18,018,920 shares of the Issuer’s Common Stock issuable to NantMobile and NantCancerStemCell upon the conversion of certain promissory notes, (x) Nant Capital, 42,324,780 shares of the Issuer’s Common Stock issuable to Nant Capital upon the conversion of certain promissory notes, (y) California Capital, 60,343,700 shares of the Issuer’s Common Stock issuable to NantMobile, NantCancerStemCell, and Nant Capital upon the conversion of certain promissory notes and (z) Dr. Soon-Shiong, 61,503,098 shares of the Issuer’s Common Stock issuable upon the conversion of certain promissory notes to NantMobile, NantCancerStemCell and Nant Capital and options to purchase a total of 1,159,398 shares of the Issuer’s Common Stock held by Dr. Soon-Shiong that are fully-vested.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of December 6, 2022, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, NantWorks, LLC, Nant Capital, LLC, California Capital Equity, LLC, and Patrick Soon-Shiong (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D/A (File No. 005-88987) filed with the SEC on December 7, 2022).

99.2	Nominating Agreement by and between the Issuer and Cambridge Equities, LP, dated June 18, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

99.3	Registration Rights Agreement by and between the Issuer and Cambridge Equities, LP, dated December 23, 2014 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: May 22, 2023

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

NANTWORKS, LLC

By:	/s/ Robert Morse
Its:	CFO

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of December 6, 2022, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, NantWorks, LLC, Nant Capital, LLC, California Capital Equity, LLC, and Patrick Soon-Shiong (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D/A (File No. 005-88987) filed with the SEC on December 7, 2022).

99.2	Nominating Agreement by and between the Issuer and Cambridge Equities, LP, dated June 18, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

99.3	Registration Rights Agreement by and between the Issuer and Cambridge Equities, LP, dated December 23, 2014 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).